September 24, 2018

Via EDGAR

Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: LivaNova PLC Form 10-K for the Fiscal Year Ended December 31, 2017, Filed February 28, 2018 and Form 8-K filed on August 1, 2018 (File No. 001-37599)

Dear Ladies and Gentlemen:

This letter responds to your letter dated September 18, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filings by LivaNova PLC (references to the “Company” or “LivaNova” include LivaNova PLC and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter in bold and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 8-K filed on August 1, 2018

Exhibit 99.1, page 3

1.
We note that you present the forward looking non-GAAP measure adjusted diluted earnings per share without providing the reconciliation to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

Company Response:
The Company acknowledges the Staff’s comment noting that reconciliation to the most directly comparable GAAP financial measure for adjusted diluted earnings per share for 2018, a forward-looking non-GAAP financial measure, is not presented.

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

In future filings of our Forms 8-K and Exhibits 99.1, we will add the following disclosure:

“LivaNova calculates forward-looking non-GAAP financial measures based on internal forecasts that omit certain amounts that would be included in GAAP financial measures. For example, forward-looking net sales growth projections are estimated on a constant currency basis and exclude the impact of foreign currency fluctuations. Forward-looking non-GAAP adjusted tax rate and adjusted diluted earnings per share guidance exclude other items such as, but not limited to, changes in fair value of contingent consideration arrangements, asset impairment charges and product remediation costs that would be included in comparable GAAP financial measures. The most directly comparable GAAP measure for constant currency net sales, non-GAAP adjusted tax rate and adjusted diluted earnings per share are net sales, the effective tax rate, and earnings per share, respectively. However, non-GAAP financial adjustments on a forward-looking basis are subject to uncertainty and variability as they are dependent on many factors, including but not limited to, the effect of foreign currency exchange fluctuations, impacts from potential acquisitions or divestitures, gains or losses on the potential sale of businesses or other assets, restructuring costs, merger and integration activities, changes in fair value of contingent consideration arrangements, product remediation costs, asset impairment charges and the tax impact of the items above and the tax impact of tax law changes or other tax matters. Accordingly, reconciliations to the most directly comparable forward-looking GAAP financial measures are not available without unreasonable effort.”

2.
On pages 13-16 you present the reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the form of a full non-GAAP income statement, a presentation that gives greater prominence to the non-GAAP measures. Refer to the first bullet point within Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your presentation in future filings accordingly.

Company Response:
The Company acknowledges the Staff’s comment. We believe the presentation of reconciliations of our non-GAAP measures to the most directly comparable GAAP measures in the form of a full non-GAAP income statement does not place undue prominence on the non-GAAP information. The GAAP income statement is presented on a standalone basis prior to the reconciliation of our non-GAAP measures to the directly comparable GAAP measures. We believe this demonstrates greater prominence over the non-GAAP financial measures. While Question 102.10 states that generally, a full non-GAAP income statement causes non-GAAP measures to be more prominent, various users of our financial statements find the current presentation of our GAAP and non-GAAP results to be informative and transparent. Prior to 2018, the Company presented a summarized reconciliation of non-GAAP measures to the most directly comparable GAAP measures, and the Company frequently received requests from financial statement users to provide further detail and transparency with respect to the reconciling items in each income statement line item.

In summary, we respectfully request the Staff accept our proposal to continue the use of the reconciliations of our non-GAAP measures in the form of a full non-GAAP income statement, always to be presented after the more prominent, standalone GAAP income statement.

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom

Please feel free to contact me by telephone at +44 (0) 20 33250660 if you have any questions regarding this correspondence.

Yours sincerely,

/s/ Thad Huston

Thad Huston
Chief Financial Officer
LivaNova PLC

Cc:    Tara Harkins, Securities and Exchange Commission
Lynn Dicker, Securities and Exchange Commission
Keyna Skeffington, Senior Vice President & General Counsel
Doug Manko, Chief Accounting Officer

LivaNova PLC,	T +44 (0) 20 33250660
Registered in England and Wales
Registered No. 09451374	www.livanova.com
20 Eastbourne Terrace
London W2 6LG
United Kingdom